Filed Pursuant to Rule 433
Registration No. 333-171048
Pricing Term Sheet
February 12, 2013

The Walt Disney Company

Floating Rate Global Notes Due 2015

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s prospectus supplement dated December 8, 2010 (the “Prospectus Supplement”), the accompanying prospectus dated December 8, 2010 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company

Title of Securities:	Floating Rate Global Notes Due 2015 (the “Floating Rate Notes”)

The Floating Rate Notes will be part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series E.

Ratings:	A2 (Moody’s)/ A (S&P)/ A (Fitch)*

Trade Date:	February 12, 2013

Settlement Date (T+3):	February 15, 2013

Maturity Date:	February 11, 2015

Aggregate Principal Amount Offered:	$800,000,000

Price to Public (Issue Price):	100.0% plus accrued interest, if any, from February 15, 2013

Interest Rate:

A rate per annum equal to three-month U.S. dollar LIBOR (as defined in the Prospectus Supplement, as amended by the provisions set forth below under “Determination of LIBOR”) minus one basis point, accruing from February 15, 2013 and reset quarterly, determined as provided below and in the Prospectus Supplement.

Redemption:	The Floating Rate Notes will not be subject to redemption at the option of the Company except under the circumstances described below under “Tax Redemption.”

*                 Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Base Rate*:	LIBOR (as defined in the Prospectus Supplement, as amended by the provisions set forth below under “Determination of LIBOR”)

Spread*:	Minus one basis point

LIBOR Page*:

The display on Bloomberg L.P. (or any successor service) on the BBAM page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for U.S. dollars

Index Currency*:	U.S. dollars

Index Maturity*:	Three months

Interest Reset Period*:	Quarterly

Interest Reset Dates*:

Each February 15, May 15, August 15 and November 15, commencing May 15, 2013, subject to adjustment as provided in the Prospectus Supplement if any such date is not a “business day” (as defined in the Prospectus Supplement)

Initial Interest Rate*:

The initial interest rate on the Floating Rate Notes, which will be applicable for the period from and including the Settlement Date referred to above to but excluding the interest reset date falling in May 2013, will be a rate per annum equal to LIBOR, determined as of the second “London business day” (as defined in the Prospectus Supplement) preceding such Settlement Date and on the basis of the LIBOR page, index maturity and index currency referred to above, minus the spread referred to above, calculated as provided in the Prospectus Supplement.

Resetting of Interest Rate:

The interest rate on the Floating Rate Notes will be reset on each interest reset date, beginning with the interest reset date falling in May 2013, as provided in the Prospectus Supplement and this Pricing Term Sheet.

Interest Payment Dates:

Interest will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on May 15, 2013, subject to adjustment as provided in the Prospectus Supplement if any such date is not a business day, and at maturity. Interest payable at maturity will be accrued interest for less than a full quarterly period and will be payable to the persons to whom principal is payable at maturity.

Regular Record Dates:

Fifteenth day (whether or not a business day) immediately preceding the applicable interest payment date; provided that interest payable on the maturity date of the Floating Rate Notes will be payable to the persons to whom principal is payable.

Calculation Agent*:

The calculation of the interest rate on the Floating Rate Notes will be made by Wells Fargo Bank, National Association. Any such calculation by the calculation agent shall be conclusive and binding on the Company, the trustee under the indenture and the holders of the Floating Rate Notes, absent manifest error.

Determination of LIBOR:

The provisions set forth in the Prospectus Supplement in subparagraphs (a) and (b) of the first paragraph under the caption “Description of the Notes—Interest—LIBOR Notes” (which subparagraphs appear on pages S-18 and S-19 of the Prospectus Supplement) shall be amended and restated, solely insofar as they apply to the Floating Rate Notes, in their entirety as follows:

* This term has the meaning set forth in the Prospectus Supplement.

“(a) With respect to a LIBOR Interest determination date, LIBOR will be the rate for deposits in the index currency specified in the applicable pricing supplement having the index maturity specified in the applicable pricing supplement, commencing on the second London business day immediately following that LIBOR Interest determination date, that appears on the LIBOR Page (as defined below) as of 11:00 A.M., London time, on that LIBOR Interest determination date.”

“(b) If the rate referred to in subparagraph (a) above does not appear on the LIBOR Page by 11:00 A.M., London time, on such LIBOR Interest determination date, LIBOR will be determined as follows: The calculation agent will select (after consultation with us) four major reference banks (which may include affiliates of the agents) in the London interbank market and will request the principal London office of each of those four selected banks to provide the calculation agent with such bank’s quotation of the rate at which deposits in the index currency specified in the applicable pricing supplement having the index maturity specified in the applicable pricing supplement, commencing on the second London business day immediately following such LIBOR Interest determination date, are offered to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest determination date and in a principal amount of not less than $1,000,000 (or the equivalent in the index currency, if the index currency is not the U.S. dollar) that is representative for a single transaction in such market at such time. If at least two such quotations are provided, then LIBOR for such LIBOR Interest determination date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, then LIBOR for such LIBOR Interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 A.M. in the applicable principal financial center on such LIBOR Interest determination date by three major banks (which may include affiliates of the agents) in such principal financial center selected by the calculation agent (after consultation with us) for loans in the specified index currency to leading European banks having the specified index maturity, commencing on the second London business day immediately following such LIBOR Interest determination date, and in a principal amount of not less than $1,000,000 (or the equivalent in the index currency, if the index currency is not the U.S. dollar) that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, the rate of interest in effect for the applicable period will be the same as the interest rate in effect on such LIBOR Interest determination date.”

Other Terms:

The Company will not have the option to change the spread or method of calculation of interest on the Floating Rate Notes as described in the Prospectus Supplement under the caption “Description of the Notes — Subsequent Interest Periods.”

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Floating Rate Notes for general corporate purposes, which may include among others, to repay the Company’s indebtedness and to fund share repurchases and the other general corporate purposes identified in the Prospectus.

Proceeds to the Company:	$799,000,000 (after deducting the underwriting discounts and commissions but before deducting offering expenses payable by the Company).

Underwriting Discounts and Commissions:	0.125%

CUSIP No.:	25468PCY0

ISIN No.:	US25468PCY07

Additional Amounts*:

The provisions described in the Prospectus Supplement under the caption “Description of the Notes — Payment of Additional Amounts” will apply to the Floating Rate Notes; provided, that subparagraph (i) of such provisions (which subparagraph (i) appears on page S-35 of the Prospectus Supplement) shall be amended and restated, solely insofar as it applies to the Floating Rate Notes, in its entirety as follows (as used below, the term “Code” means the U.S. Internal Revenue Code of 1986, as amended):

“(i) any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the Code (“FATCA”), any Treasury Regulations or rulings promulgated thereunder, any treaty, law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction pursuant to the implementation of FATCA, or any other agreement pursuant to the implementation of FATCA; or”

Tax Redemption:

The Company may, at its option, redeem, as a whole but not in part, the Floating Rate Notes and all Additional Notes, if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Floating Rate Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date on the other terms and subject to the conditions described in the Prospectus Supplement under the caption “Description of the Notes — Redemption for Tax Purposes.”

Form of Notes:

The Floating Rate Notes will be issued in the form of one or more global Floating Rate Notes in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.

Currency:	The Floating Rate Notes will be denominated and payable in U.S. dollars.

Other:

The Floating Rate Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase Floating Rate Notes at the option of the holders. The Floating Rate Notes are “floating rate notes” as defined in the Prospectus Supplement.

Material United States Federal Tax Considerations:

The Floating Rate Notes will be “variable rate debt instruments” as described in the Prospectus Supplement under “Material United States Federal Tax Considerations — United States Holders — Floating Rate Notes”. For a discussion of the material United States federal tax considerations related to the acquisition, ownership and disposition of the Floating Rate Notes please see “Material United States Federal Tax Considerations” in the Prospectus Supplement, as supplemented by the discussion in the immediately following paragraphs captioned “Backup Withholding Rates,” “Medicare Tax on Net Investment Income” and “Foreign Account Tax Compliance Act.”

Backup Withholding Rates

* This term has the meaning set forth in the Prospectus Supplement.

The backup withholding rate is currently 28%.

Medicare Tax on Net Investment Income

A United States Holder (as defined in the Prospectus Supplement) that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States Holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States Holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income generally will include its interest income on the Floating Rate Notes and its net gains from the disposition of the Floating Rate Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Floating Rate Notes.

Foreign Account Tax Compliance Act

Under the provisions of the Hiring Incentives to Restore Employment Act (the “HIRE Act”) and associated final Treasury Regulations and Internal Revenue Service guidance (such provisions commonly known as “FATCA”), under certain circumstances, payments of U.S. source income on, and the gross proceeds from a disposition of, Floating Rate Notes made to certain foreign entities may be subject to withholding of U.S. federal income tax at a rate of 30% unless various information reporting requirements are satisfied. These rules generally would apply to payments of interest after December 31, 2013 and the gross proceeds from the sale or exchange of Floating Rate Notes after December 31, 2016. However, under final Treasury Regulations, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments, such as the Floating Rate Notes, outstanding as of January 1, 2014 unless such Floating Rate Notes are materially modified on or after such date.

Joint Bookrunning Managers:	Credit Suisse Securities (USA) LLC
Mizuho Securities USA Inc.
RBC Capital Markets, LLC

Pursuant to a terms agreement dated the date hereof, the joint bookrunning managers (collectively, the “underwriters”) named above, acting as principal, have severally agreed to purchase the Floating Rate Notes from the Company.  The several obligations of the underwriters to purchase the Floating Rate Notes are subject to conditions and they are obligated to purchase all of the Floating Rate Notes if any are purchased.  If an underwriter defaults, the terms agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the terms agreement may be terminated.

The Company estimates that expenses of the offering payable by the Company, excluding underwriting discounts and commissions, will be approximately $373,000.

European Economic Area.   This free writing prospectus is not a prospectus for purposes of the Prospectus Directive (as defined below) as implemented in Member States of the European Economic Area.  Neither the Company nor the underwriters have authorized, nor do the Company or the underwriters authorize, the making of any offer of the Floating Rate Notes through any financial intermediary other than offers made by the underwriters which constitute the final placement of the Floating Rate Notes contemplated in this free writing prospectus.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Floating Rate Notes which are the subject of the offering contemplated hereby to the public in that Relevant Member State other than:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the joint bookrunning managers named above for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Floating Rate Notes referred to in (a) to (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Floating Rate Notes to the public” in relation to any Floating Rate Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Floating Rate Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Floating Rate Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The information under this caption “European Economic Area” supersedes and replaces the information in the Prospectus Supplement under the caption “Plan of Distribution—European Economic Area.”

United Kingdom.  Each underwriter severally has represented and agreed that:

•                              it has only communicated or caused to be communicated and will only communicate or cause to be communicated  an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Floating Rate Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•                              it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Floating Rate Notes in, from or otherwise involving the United Kingdom.

The information under this caption “United Kingdom” supersedes and replaces the information in the Prospectus Supplement under the caption “Plan of Distribution — United Kingdom.”

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Credit Suisse Securities (USA) LLC by telephone (toll free) at 1-800-221-1037, Mizuho Securities USA Inc. by telephone (toll free) at 1-866-271-7403 or RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829.